Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income Corporation

Commission File No. 814-01013

On October 29, 2020, Oaktree Specialty Lending Corporation (“OCSL”) held a conference call to discuss the transactions contemplated by the Agreement and Plan of Merger by and among Oaktree Strategic Income Corporation (“OCSI”), OCSL, Lion Merger Sub, Inc. and, for certain limited purposes, Oaktree Fund Advisors, LLC (together with its affiliates, “Oaktree”). The following information was discussed on the call:

Operator^ Welcome, and thank you for joining OCSL and OCSI merger conference call. Today’s conference call is being recorded.

Now I would like to introduce Michael Mosticchio of Investor Relations, who will host today’s conference call. Mr. Mosticchio, you may begin.

Michael Mosticchio^ Thank you, Kate, and hello, everyone. Before we begin, I want to remind you that comments on today’s call include forward-looking statements reflecting our current views with respect to, among other things, the timing or likelihood of the merger closing, the expected synergies and savings associated with the merger, the ability to realize the anticipated benefits of the mergers and our future operating results and financial performance. Our actual results could differ materially from those implied or expressed in the forward-looking statements. Please refer to our SEC filings for a discussion of these factors in further detail. We undertake no duty to update or revise any forward-looking statements.

I’d also like to remind you that nothing on this call constitutes an offer to sell or solicitation of an offer to purchase any interest in any Oaktree fund. Investors and others should note that Oaktree Specialty Lending Corporation and Oaktree Strategic Income Corporation use the Investors section of their respective corporate website to announce material information. The companies encourage investors, the media and others to review the information that they share on their website.

With that, I would now like to turn the call over to Matt.

Mathew M. Pendo^ Thanks, Mike, and welcome, everyone. We appreciate your interest, and thank you for joining us today. With me are Armen Panossian, our Chief Executive Officer and Chief Investment Officer; and Mel Carlisle, our Chief Financial Officer and Treasurer. This morning, we issued a press release announcing that Oaktree Specialty Lending Corporation and Oaktree Strategic Income Corporation have entered into a merger agreement pursuant to which OCSI will merge with and into OCSL. We also posted a presentation outlining this transaction on the Investor Relations page of both company websites.

On the call today, I’ll provide you an overview of the merger and our strategic rationale for pursuing it. Armen will then discuss what each vehicle brings to the combination, recognizing that some of you on the call today may not be familiar with both OCSL and OCSI. And then he will share details about the combined portfolio.

We believe that now is the opportune time to merge the two companies. Since taking over management of OCSL and OCSI over three years ago, we have steadily executed on our plan to reposition both portfolios by exiting non-core and underperforming assets and rotating into opportunities that align with our overall investment philosophy. Those efforts have largely been completed, and the portfolios are in excellent shape with very strong credit quality, which we believe bodes well for this merger.

The merger will create a larger, more scaled BDC with over $2 billion in total assets, investments in nearly 150 portfolio companies and over $1 billion of net assets. We expect the increased size of OCSL will lead to greater trading liquidity, making the stock more attractive to institutional investors and might also lead to broader equity research coverage. In addition, the merger creates efficiencies and expense savings.

Let me now touch on the key terms of the merger, which can be found on Slide 4 of the presentation. Under the terms of the agreement, OCSI shareholders will receive an amount of OCSL shares based upon the net asset values of each company at the time of closing as determined shortly before closing. In essence, this will be a NAV-for-NAV exchange, which will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVS.

For illustrative purposes, based on June 30, 2020, net asset values and excluding transaction costs and any tax-related distributions, OCSL would have issued approximately 1.39 shares for each OCSI share outstanding, resulting in a pro forma ownership split of 77.5% for current stockholders of OCSL and 22.5% for current stockholders of OCSI.

Importantly, this transaction represents an efficient equity capital raise that is accomplished without significant dilutive effects as a below NAV rights offering and avoids the J-curve associated with raising fresh equity capital as we’re able to instantaneously purchase a portfolio that we have been managing.

The combined company will trade under the ticker symbol OCSL on the NASDAQ Global Select Market and will continue to be externally managed by Oaktree Fund Advisors. Oaktree will support the transaction with $6 million of management fee waivers over the next two years, or $750,000 per quarter for the next eight quarters. We feel that a two year fee waiver period is appropriate as we believe it will take us approximately that amount of time to rotate out of OCSI’s nonoverlapping, lower-yielding assets into higher-yielding investments that align with OCSL’s strategy. Armen will touch on OCSL’s future investment strategy and rotation of OCSI’s portfolio in just a few moments.

Prior to closing, the OCSL and OCSI Boards of Directors intend to declare and pay the ordinary course quarterly distributions that would have otherwise been paid on or about March 30, 2021. Additionally, the OCSI Board of Directors intends to declare a special distribution that will represent any previously undistributed taxable income. This distribution will help ensure that OCSI maintains its RIC status and avoids paying excise tax.

The merger is expected to close in March 2021, subject to shareholder approval and satisfaction of other closing conditions as outlined in the merger agreement.

Importantly, this combination is expected to be accretive to net investment income for shareholders of both companies. We project the merger will generate approximately $1.7 million of operational synergies as certain fixed cost of OCSI will be eliminated and interest expense savings will result from a streamlined capital structure.

Longer term, we anticipate further accretion as we rotate OCSI’s lower-yielding investments into higher-yielding proprietary investments, which should lead to increased net investment income. Our belief is that this could translate into additional growth in NII over time.

We expect the combined company will also have greater access to more diverse, lower cost debt sources and may provide OCSL with a better opportunity for further debt optimization. Additionally, OCSI benefits from OCSL’s investment grade credit ratings and unsecured leverage. And thus far, our lenders have been very supportive of this transaction. We have already received consent from OCSI’s lenders, Citibank and Deutsche Bank, as well as its joint venture partner, the Glick Family Office.

In addition, we have spoken with OCSL’s lead banks who have indicated they are supportive of the merger. And in fact, just yesterday, we expanded the size of our revolving credit facility by $75 million due to the utilization of its accordion feature.

The target leverage ratio for the combined company will be the same as OCSL’s existing target of 0.85 to 1.0. We anticipate that we will be within this leverage target at closing, albeit at the lower end of the range based on June 30 debt levels. We believe the combined entity will have strong liquidity and capital to deploy as opportunities emerge.

Finally, this transaction represents a merger between two portfolios that we are quite familiar with. Oaktree’s Strategic Credit investment team has been managing both portfolios since we acquired them over three years ago, which helps to give us confidence in our financial expectations and our ability to facilitate a seamless portfolio integration. I want to conclude by reiterating this merger benefits shareholders of both OCSL and OCSI through scale, portfolio diversity and expected earnings accretion.

With that, I’ll turn it over to Armen.

Armen Panossian^ Thanks, Matt, and hello, everyone. I’d like to reiterate what Matt said. We are very excited to be moving forward with this merger as we believe that the combination will create value for shareholders of both OCSL and OCSI through a larger, more diversified investment portfolios and the opportunity for increased profitability through both cost savings and continued portfolio rotation. We believe that now is the right time to move forward. Both portfolios are in solid shape, and our transition out of non-core assets, that we have been working on since 2017, is nearly complete.

Before getting into the details of the combined portfolio, I would like to provide a brief overview of each company for those investors who may not be familiar with both OCSL and OCSI. I’ll start with OCSL, which is the larger of the two and will also be the surviving company.

OCSL’s mandate has been to provide customized and highly structured capital solutions to middle-market borrowers across the sponsor and non-sponsor finance markets. Our investment objective is to generate both current income and capital appreciation by targeting businesses or industries that are difficult to understand or have been overlooked by the traditional capital markets.

As a result, many of our new investments have been in the form of directly originated private placement transactions where we have co-invested alongside other Oaktree funds. By leveraging the extensive firm-wide resources and expertise of Oaktree for originations, due diligence and credit selection, we have been able to structure a diverse portfolio with high conviction investments positioned to generate attractive risk-adjusted returns across market cycles.

Ever since we took over management of OCSL, we have felt that we were in the late innings of the credit cycle, so we have been focused on defensively positioning the portfolio by lending to businesses that we believe will be resilient through a recession. We have been systematically rotating out of non-core investments and redeploying capital into larger, more diversified businesses with little exposure to cyclical industries.

As a result, our non-core investments at June 30 represented approximately 9% of the portfolio, down from 63% when we first took over management in 2017. And while nobody could have predicted the onset of the COVID-19 pandemic, our portfolio positioning over the last two-plus years has enabled us to navigate the current challenging environment very well. Overall, we feel good about the quality of our portfolio and the health of our borrowers as only 0.2% of our debt investments were on nonaccrual status as of June 30.

At the same time, we have been able to identify interesting opportunities in companies with attractive risk/reward profiles and have made over $500 million of new investment commitments in the March and June quarters.

At June 30, OCSL had $1.6 billion of investments across 119 portfolio companies. 81% of investments were senior secured, of which 61% were first lien. The remainder consisted of 7% unsecured debt, 5% equity and LP interests and 7% investment in the Kemper joint venture, which primarily invests in first lien broadly syndicated loans.

Turning to OCSI, OCSI primarily invests in first lien loans to performing middle-market borrowers in both the private placement and the broadly syndicated loan markets. Its investment objective is to employ a conservative investment approach with an emphasis on generating stable and current cash income. Like OCSL, we have been focused on defensively positioning OCSI’s portfolio since acquiring it in 2017 by lending to businesses that we believe can successfully navigate through an economic downturn. We have increased the overall size of our average borrower, focusing on larger, more diversified businesses with little exposure to cyclical industries.

As a result, at June 30, OCSI held $506 million of investments across 76 portfolio companies, 88% being first lien and 3% second lien, with 9% invested in the Glick JV, which like the Kemper JV, also mostly invests in first lien broadly syndicated loans. Credit quality is solid with only one portfolio company on nonaccrual status, excluding the Glick JV, which represents 0.4% of the total value of the portfolio. And because of its primarily first lien portfolio, the average yield on its loans, excluding the Glick JV, was 6.5%, which is lower than OCSL’s 8.1% yield.

Now I would like to talk about the combined portfolio and its benefits to both sets of shareholders. As detailed on Page 9 of the presentation, the combination of OCSL and OCSI would result in a larger, more diversified portfolio with more individual borrowers. Together, OCSL and OCSI would have had over $2 billion of investments to nearly 150 borrowers as of June 30, 2020. The combined portfolio would increase the amount of first lien investments in OCSL to 68%, up from 61% on a stand-alone basis.

Additionally, the top 10 portfolio companies as a percentage of fair value is expected to be 21%, down from 23%, and 25% for OCSL and OCSI, respectively. And the credit quality of the combined portfolio would be strong as just 0.2% of the combined debt investments, excluding the Glick JV, would have been on nonaccrual status as of June 30.

Turning to Page 10 of the presentation. The significant amount of investment overlap between the two portfolios will help to facilitate a seamless integration of the two companies. Over 50% of OCSI’s investments, including 70% of its private investments, are also in OCSL’s portfolio. And because Oaktree’s Strategic Credit strategy manages both investment portfolios, the diligence concerns present in non-affiliated mergers and acquisitions are mitigated.

With respect to our investment strategy going forward, we don’t expect to change our approach at OCSL as a result of the merger. We will remain focused on maintaining our high-quality and more conservatively positioned portfolio. We will continue to invest defensively while seeking opportunities that will generate current income as well as the potential for capital appreciation. We are also tracking things in uncorrelated areas of the market, including life sciences, businesses with pent-up demand that will benefit as and when the economy reopens and companies that are experiencing neutral or positive results during this time, including businesses in software and information technology.

Additionally, as Matt mentioned, we believe that the current investment environment provides an opportunity to optimize OCSI’s portfolio over time by rotating out of its lower-yielding syndicated loans into higher-yielding proprietary investments. At June 30, about 60% of OCSI’s portfolio was composed of liquid debt investments, which will help to facilitate the timely rotation of the portfolio.

In conclusion, we believe this merger represents a great opportunity for shareholders of both OCSL and OCSI. We anticipate that it will create a larger, more scaled BDC with increased trading liquidity, potentially broadening our institutional shareholder base, and improved access to lower-cost sources of debt. We also expect that it will drive meaningful NII accretion over both the near and long term to both groups of shareholders. Finally, we believe that the execution of the transaction will be seamless and benefit from Oaktree’s intimate knowledge of both portfolios.

Again, we thank you in advance for your support and expect to complete this transaction in a timely manner. We are excited about the future for the combined company and look forward to continuing to deliver attractive risk-adjusted returns to our shareholders. We also want to thank you for joining us on today’s call and for your continued interest in both OCSL and OCSI.

With that, operator, please open the lines for questions.

Operator^ (Operator Instructions) Our first question is from Finian O’Shea from Wells Fargo Securities.

Finian Patrick O’Shea^ So going through the proposal here, the way we’re seeing it is either the fee waiver sort of shores up the baseline ROE drag, which is good, but in a more nuanced look, OCSL is really giving up what is one of the crème de la crème leverage profiles as we see it. You’re 1 of the 3 or so BDCs I can think of that’s flushed with both unsecured debt and corporate revolver commitments. And now you’re folding in a book of more liquid stuff that’s levered up on bilateral funding facilities. If you agree with that, do you think this takes away the big punch that OCSL had in the stock, as we’ve been saying, all the upside that was in OCSL from ramping into high value-add assets? Are these shareholders put on hold here? Any thoughts on that framework we’re looking at with?

Mathew M. Pendo^ Sure, Fin. It’s Matt. Thanks for the question. So I would answer this, absolutely not in terms of our OCSL shareholders having to take a pause. In fact, the opposite. If you think about it from OCSL shareholders, we’ve got the revolver in the capital structure that we have a lot of capacity on, and we actually increased the size of it through the accordion feature, and then we have the unsecured notes. We’re well within our target leverage range. And then through this transaction, OCSL is, in essence, issuing equity at NAV. And they’re taking over a portfolio that — where there’s 50% overlaps. And then the balance, we obviously know because we manage and we can rotate that into higher-yielding assets.

So you saw Fitch put their report out. No change in the rating. So we don’t think this impairs. In fact, I would say this enhances OCSL’s ability to invest in interesting times like we did in March, April, May and June. And we look forward to discussing our earnings on our November 19 earnings call. So we’ll give an update there.

But I wouldn’t look at it as impairing OCSL or slowing us down in any way in terms of our ability to invest. And just for all the reasons I mentioned, I think it’s really no change from OCSL. This makes us bigger, more liquid, more diverse. And we look forward to opportunities to invest.

Finian Patrick O’Shea^ Sure. That’s helpful. And then just a cleanup question. Forgive me if you talked about this. What are the parts of the OCSI book or how much of it do you consider what would be core or desirable to OCSL? Is it most of it? Just for those of us who are less familiar with the OCSI book, what parts do you want to keep? What parts do you want to move off?

Armen Panossian^ Yes. Thanks. So this is Armen. I could give you a sense for how the OCSI book breaks down. As of June 30, there was about $506 million of fair value of assets. And I just want to break it down into 5 categories. So I’ll go slow just so everybody gets it.

But we have about $45 million of private situations that don’t overlap with OCSL. So pretty small number there.

We have about $160 million of public securities that don’t overlap, so owned only in OCSI but not in OCSL. So those are, I would say, situations that need to be rotated over the next few quarters, and it’s a very manageable number. We’re not forced sellers of anything, but we’ll probably take our time. And as new opportunities come in, we could use that as a source of cash.

We have about $45 million in our joint venture, the Glick JV.

And then in terms of overlapping securities, so these are securities that are held both in OCSL and OCSI, so OCSI has about $103 million of overlapping private securities. So those don’t require any sort of rotation. Their yield is consistent with what OCSL was at, at over 8%.

And then in terms of overlapping public securities, we have about just over $150 million of overlapping public securities. So those are situations that are cash substitutes. But again, they exist in both OCSL and OCSI. So I would view them as a source of cash to the extent we’re able to get a nice period of volatility in the markets where we’re able to originate some pretty attractive private loans. Is that helpful?

Finian Patrick O’Shea^ Yes, very much so.

Operator^ Our next question is from Devin Ryan from JMP Securities.

Kevin Fultz^ This is Kevin Fultz on for Devin. My question in regard to the anticipated net investment income accretion and the components of that, is the transaction expected to be accretive right away? And how significant is the component that OCSI’s lower-yielding portfolio can be rotated into higher-yielding investments and the anticipation that the merger is accretive since that will take some time to play out?

Mathew M. Pendo^ Sure, Kevin. It’s Matt. Thanks for the question. Let me pull it up here. If you flip to Page 12 in the deck we posted on our website, we have a good breakdown of the components of the synergies, both short term and long term. So in the short term, there’s the expense synergies. We calculate that about $1.4 million in professional fees, administrative expense, other G&A that we won’t have to spend that will go away as OCSI becomes part of OCSL. Then there’s financing, the ability to finance the larger BDC more efficiently. We target that around $300,000 to $400,000. And then the third piece is, obviously, the fee waivers. We talked about $750,000 a quarter.

And then the last piece is the portfolio rotation. And you could see we’ve got kind of 6.5% average yield on OCSI, 8.1% in OCSL. If you assume kind of like the same numbers in terms of the kind of the non-overlapping portfolio and then a liquid portfolio and the ability to rotate that, — the fee waiver, we gave for 8 quarters, or two years. So assume you rotate that in over that period of time and you pick up the enhanced income. So you analyze those pieces together both short term and long term, and that’s how you come up with the accretion.

Kevin Fultz^ Okay. That’s helpful. And then one more question. The OCSL and OCSI dividends moved in opposite directions earlier this year with OCSL seeing an 11% increase and OCSI seeing a 19% reduction. Should the merger go through, do you see any increased risk in the sustainability of the OCSL dividend?

Mathew M. Pendo^ We don’t anticipate any. I don’t want to predict the future, but we don’t anticipate any risk to the OCSL dividend. We announce earnings November 19. We’ll, obviously, as part of that, declare dividends for both the BDCs. And we’ll take it from there.

Operator^ Our next question is from Ryan Lynch from KBW.

Ryan Patrick Lynch^ I just have a couple. You guys outlined a timeline of this transaction or merger closing in March of 2021. I’m just curious, you talked about the rotation of assets in OCSI from some of these public securities or some of these lower-yielding assets. Is that all going to officially come after the merger closes in March? Or will there be any repositioning of that portfolio from today up until that merger date?

Armen Panossian^ Thanks for the question, Ryan. So we’re not making any portfolio decisions in anticipation of the closing of the merger, but we are managing the portfolio to maximize shareholder returns, whether it be NAV or dividend in OCSI and OCSL individually. So taking out some of those lower-yielding securities and originating or investing in other securities that are higher yielding that we think offer a better risk-adjusted return or selling securities that have rallied that we bought in March, April and May, with the interest of reducing leverage because prospective returns of those securities are too low.

All of that’s happening anyway. And it’s going to happen regardless of the outcome of the merger. But it certainly is directionally supportive of the repositioning that would need to take place post-merger anyway.

Ryan Patrick Lynch^ Okay. Yes, I understand. And then as I look at the liability structures of OCSL, both pre-merger and post-merger, one thing that is noticeable is that the unsecured debt as a percentage of the liability structure goes down pretty meaningfully. That in combination, the leverage goes up, the net leverage goes up incrementally as well. But longer term, this transaction adds on a decent amount of bank debt and reduces the unsecured debt. So is the thought to try to layer on some additional unsecured debt down the road to get that combination a little more balanced?

Mathew M. Pendo^ Yes, Ryan, it’s Matt. So we like in OCSL having a balanced capital structure, having the unsecured notes, having the revolver, having capacity in the revolver, having a very kind of well-received, well-trading unsecured bonds that we did earlier this year. And I don’t think that changes going forward. I think having a diverse, well -structured liability structure makes sense, and we’ll continue to do that. And depending on the markets and when the deal closes and et cetera, we’ve got lots of capacity right now. We have lots of capacity once the deal closes. And we’re remindful and thoughtful about having a balanced liability portfolio.

Ryan Patrick Lynch^ Okay. And then I’m not as familiar with the details of the Glick JV for OCSI. Can you maybe just provide a little bit of background on that? And then specifically, looking at it, the equity value in there, the equity interest in there is marked at zero. The debt instrument that you guys hold is marked down pretty substantially and on nonaccruals. So can you just talk about why that JV is on nonaccrual, why it’s sort of underperforming, why the asset or why the share value is written down? And what is the outlook for that in the combined entity considering you’ll now have two JVs in the merged entity?

Mathew M. Pendo^ Sure. It’s Matt again. So the plan is to bring the Glick JV over. So as you pointed out, we have existing JV in Kemper in OCSL, and this obviously is bringing both over. We have good relationships with good partners. They bring interesting kind of frameworks and thoughts for us as managers. So that’s kind of the initial view.

In terms of the Glick JV specifically, in fact, where it stands in nonaccrual, so we put it on nonaccrual a few quarters ago really to build up NAV and de-lever. And that’s what we’ve been doing. It has a very liquid quoted investment portfolio. So obviously, in the March quarter, it was impacted by the prices trading down. As you saw in the June quarter, a lot of that came back. Again, we’ve got earnings coming in a few weeks, so we’ll give you an update there.

But the thought is really just let’s keep it on nonaccrual. We’re still getting income. If you look at June 30 quarter, there’s $1 million of income that came out of it — or cash, sorry, not income, but cash that came out of it. Use that to build up NAV and then take it from there. In essence, that dividend, that $1 million comes in below the line. So there’s no incentive fee on it to the shareholders. So that’s a good thing. So that’s our plan. Again, we’ll give you an update in November. That’s our latest thinking.

Ryan Patrick Lynch^ Sure. One just follow-up on that. I haven’t had a chance to look. Is there a substantial — you talked about the crossover for OCSL and OCSI. Is there a substantial crossover in underlying portfolios for the Glick JV and the Kemper JV? And eventually, once the 2 BDCs are merged, would you guys ever consider and would it make sense if it was possible to potentially combine the 2 JVs together as well?

Armen Panossian^ Yes. This is Armen. In terms of the crossover, it’s very high between the two JVS. About 85% of what is in the Glick JV is also in Kemper. So we don’t see a big kind of repositioning need there. On the topic of potentially doing something with those JVs other than keeping them both outstanding, I think we really have no comment on that right now. Right now, we see most of them on both. We have the same lender in both. We like having both of the partners. So we don’t anticipate doing anything.

And by the way, I don’t think it’s really possible to combine the JVs. The JV partners are different. And so that’s not really — we don’t view that as really an option. But for now, we see value in having both of the JVs.

Ryan Patrick Lynch^ Sure. That makes sense. Understood. Those are all my questions. I appreciate you answering, and congrats on the announcement.

Operator^ (Operator Instructions) We have no further questions, Mr. Mosticchio.

Michael Mosticchio^ Great. Thank you again for joining us on today’s call. A replay of this call will be available for 30 days in the Investors section of OCSL’s and OCSI’s website or by dialing (877) 344-7529 for U.S. callers or 1 (412) 317-0088 for non-U.S. callers, with the replay access code 10149373, beginning approximately 1 hour after this broadcast. Thank you, and we hope you have a great day.

Operator^ The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of OCSI with and into OCSL. The forward-looking statements may include statements as to: future operating results of OCSI and OCSL and distribution projections; business prospects of OCSI and OCSL and the prospects of their portfolio companies; and the impact of the investments that OCSI and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSI and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSI and OCSL or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSI’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSI’s and OCSL’s publicly disseminated documents and filings. OCSI and OCSL have based the forward-looking statements included in this presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OCSI and OCSL undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OCSI and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OCSI and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OCSI, OCSL, the Mergers and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSI AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSI, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OCSI, its directors, certain of its executive officers and certain employees and officers of Oaktree may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSI is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSI and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree.